
Mail Stop 7010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

October 8, 2008

via U.S. Mail

Earth Dragon Resources Inc.
c/o Business Filings Incorporated
6100 Neil Road, Suite 500
Reno, Nevada 89511

> **Re:** **Earth Dragon Resources Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed September 26, 2008**
> **File No. 333-152619**

To Whom It May Concern:

We have reviewed your response letter and the amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note your response to our prior comment 1. You state that "[t]here is no agreement." However, your disclosure is confusing with respect to how you obtained the Mountain Queen Lode Claim. For example, you disclose at page 28 that the claim is held in trust by Mr. Sostad in order to simplify possible conveyances to the former record owners and to the Bureau of Land Management

should mineralized material not be discovered on the property. Such disclosure suggests that you obtained your claim from a third party unrelated to the Bureau of Land Management. However, your disclosure at page 18 provides that "Mineral Property Services staked the land and has obtained a lease from the BLM." If Mineral Property Services is affiliated with Mr. Sostad, this would suggest that there were no other "former record owners." Please advise or revise. In addition, if you obtained your claim directly from former record owners, please file the agreement regarding such conveyance as an exhibit to your registration statement.

2.   We note your response to our prior comment 2. You disclose at page 8 that if Larry Sostad transfers the property to a third person, such third person will obtain good title and you will have nothing. This does not appear to be consistent with your disclosure at page 28 that Larry Sostad does not have a right to sell the property to anyone. Please revise or advise.

***

Closing Comments

        As appropriate, please amend the above filing in response to these comments. You may wish to provide us with a marked copy of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Laura Nicholson at (202) 551-3584 or, in her absence, the undersigned at (202) 551-3740 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: L. Nicholson

via facsimile

Conrad C. Lysiak, Esq.
(509) 747-1770